PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

07020769

30th January 2007

SEC MAIL PROCESSING
RECEIVED
FEB 0 1 2007
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement of:

- 3rd January 2007
- 22nd January 2007

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PROCESSED
FEB 0 7 2007
THOMSON FINANCIAL

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

3rd January 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Deutsche Bank AG that its holdings in the Company, together with its subsidiary companies, have decreased to 2,764,528 Ordinary shares of £0.01 each in the Company, representing 3.41% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

22nd January 2007

2006 Trading Statement

Peter Hambro Mining plc ("PHM" or "the Group") issues this statement as an unaudited update on 2006 trading and in advance of its full year results announcement.

Trading Up-date Highlights for 2006

- Total attributable gold production increased by 5% to *c.*261,000 ounces
- Pokrovskiy Rudnik gold production increased by c.11%
- Gold recovery rates remained stable, even when treating primary ores, thanks to technological improvements
- Average realised gold sales price of US$586/oz during 2006 was 33% higher than in 2005
- Acquisition of Open Joint Stock Company "Irgiredmet" in Irkutsk - the laboratory research and scientific consulting company - strengthens the Group's technical expertise

Attributable gold production, oz'000*	2006	2005	Var %	2004
Amur Region				
Pokrovskiy	206.3	185.7	+11.1%	153.8
Amur NE Assets	10.5	4.2	+150.0%	-
Rudnoye JV	8.1	7.8	+3.8%	-
Omchak JV				
Magadan assets	33.4	49.6	-32.7%	55.4

	Amur Assets	2.5	2.0	+25.0%	-
TOTAL		**260.8**	**249.3**	**+5%**	**209.3**

** Total attributable gold production is comprised of the Group's subsidiaries, share of production in joint ventures and other investments*

Chairman's comments

Commenting on the above, Peter Hambro, Executive Chairman, said:

"A 5% increase in the Group's attributable gold production has, I am pleased to say, once again exceeded our expectations.

Our Amur Region mines, which are directly operated by the Group and make up c.86% of the attributable production, increased their gold output by 14%. However production results from the joint-venture operations (which account for only 14% of the Group's production) were less successful. In particular the underground operations at Nelkoba in the Omchak JV were less productive than last year as the production moved to deeper levels.

I am pleased to note that the questions on our mining licences which arose in December 2006 are now resolved.

The outlook for 2007 is once again encouraging, as the gold price continues to move in our favour and our production grows. As usual we will be reporting in detail to shareholders on the technical progress on our growth targets in February and our 2007 production forecast at the time of Annual Report release in May."

Production

Pokrovskiy & Pioneer

PHM Mining Schedule	Units	2006	2005
Pokrovskiy deposit			
Total material moved	'000 m3	5,385	5,248
Including advanced stripping	'000 m3	1,657	1,180
Ore mined	'000 tonnes	1,904	1,393
Grade	g/t	3.0	3.6
Gold	'000 oz	184.5	159.8
Including rich ore	'000 tonnes	1,379	899
Grade	g/t	3.8	4.7
Gold	'000 oz	168.0	135.7
Pioneer deposit			
Total material moved	'000 m3	912	836
Ore mined	'000 tonnes	168	133
Grade	g/t	3.4	3.5
Gold	'000 oz	18.3	15.0

PHM Processing Schedule	Units	2006	2005
Resin In Pulp plant			
Ore from Pokrovskiy pit	'000 tonnes	1,404	899
Grade	g/t	3.8	4.7
Gold	'000 oz	172	136
Ore from stockpiles	'000 tonnes	248	444
Grade	g/t	3.4	2.8
Gold	'000 oz	27.4	39.4
Pioneer (bulk sample)	'000 tonnes	46	53
Grade	g/t	6.7	5.7
Gold	'000 oz	9.8	9.7
Total milled	'000 tonnes	1,698	1,397
Grade	g/t	3.8	4.1
Gold	'000 oz	209.0	184.9
Recovery	%	90.7%	91.5%
Gold recovered	'000 oz	190	169
Heap leach			
Ore stacked	'000 tonnes	750	714
Grade	g/t	0.9	1.5
Gold	'000 oz	23	38
Recovery	%	73.1%	48.9%
Gold recovered	'000 oz	17.0	16.5
Total gold recovered **		**206.3**	**185.7**

*** Certain comparative numbers have been rounded up.*

Pokrovskiy Rudnik

Pokrovskiy enjoyed another successful year, producing 206,300 ounces of gold; an 11% increase over the 185,700 oz produced in 2005.

Mining

Planning and management of mining works, using the MicroMine geological computer model of the deposit, allowed for a higher quality of reserves definition and optimisation of direct mining expenses.

Renewal of the mining and transportation fleet was carried out in 2006 when, in addition to the equipment acquired in 2004-2005, five new 45 tonne capacity Belaz dump trucks and three Caterpillar Cat-330 excavators were purchased which ensured consistency of the mining works and conformity to the mining plan.

The increase in gold prices and consequent reduction in the chosen cut-off grade also enabled an increase of the projected depth of the current Pokrovskiy pit. This will allow for an increase in high grade reserves at the Pokrovskiy deposit by c.200,000oz of gold in 2007.

RIP processing

Expansion work on the RIP plant carried out from 2004-6 allowed for systematic growth in processing volumes of lower grade ore which led to an overall increase in gold production at the RIP plant. At the end of 2006 the plant achieved annual capacity of 2.2 mln tonnes of ore.

This productivity increase was accomplished through the expansion of the resin-in-pulp circuit and the optimisation of the grinding circuits and classifiers. In particular, an adjustment in technology was introduced whereby the volume of resin was increased and cyanidation of the gold bearing ore started at the SAG mill. This allowed for an increase in the total resin surface area and leaching time, and, despite the processing of primary ore, the recovery rates remained at approximately the same level as the previous year (90.7% compare to 91.5% in 2005).

Modernisation of desorbtion columns allowed for higher quality cleaning of the resin and restoration of its original properties.

Separation of the flows of pregnant solutions and the installation of additional electrowinning cells optimised gold recoveries and increased the recovery percentage of silver.

Heap leach processing

Increase in capacity at the plant and increase in gold prices allowed Pokrovskiy to treat lower grade material in the heap leaching process which previously would not have been considered economically profitable for processing.

Successful results of the innovations introduced in 2005 (heap leach pads were stacked and treated by cyanide solution in the autumn for leaching the following year) accounted for an increase of leaching time and hence improved gold recoveries.

Pioneer Deposit

Mining works were carried out at Pioneer in 2006 in order to conclude geological exploration work and process improvement and to prepare the deposit for production, which is due to be launched in the second half of 2007. Mining works carried out at the Bakhmut and Promezhutochnaya areas of the deposit in 2006 allowed for large bulk samples of primary ore to be collected for technological testing. Total volume of mining works carried out at the deposit in 2006 amounted to 912,000 m3.

Also a 46,000 tonne bulk sample of oxidised Pioneer ore was processed at the Pokrovskiy plant in 2006 with an average grade of 6.7 g/t and a recovery rate of c.86%. These results confirmed the viability of the technological scheme developed for the oxidised ore of the Pioneer deposit.

In 2006 works on an engineering survey at Pioneer were continued in preparation for a final decision regarding the construction sites for the heap leach, the crushing and grinding complex, the technological point for gold extraction, infrastructure etc.

The power transmission line (between Pokrovka and Pioneer) came into operation and the first stage of the Pioneer substation was completed (4 MW capacity). Construction and assembly work is being carried out at the sorption-cyanidation complex.

Omchak Joint Venture

During 2006, CJSC Omchak ("Omchak") produced gold through its subsidiary companies in two Russian regions – the Magadan and the Amur regions. It also carried out geological exploration works at the recently acquired deposits located in Chita region of Russia: Verhkne-Allinsky and Bukhtinskaiy & Kulinskaiy deposits.

The total attributable production of gold was 35,900oz and was achieved by the exploitation of the Shkolnoye deposit (CJSC Nelkobazoloto, Magadan region) and more than 25 smaller deposits. The overall production of 'Omchak' in 2006 from the operations of 'Berelekh' at alluvial deposits in the Magadan Region and 'Nelkobazoloto' at the Shkolnoe mine decreased by 23%. The main reason for 13% 'Berelekh''s decrease in production in 2006 was a decline in the average grade of gold in sands (from 0.45 g/m3 in 2005 to 0.37 g/m3 in 2006).

Nelkobazoloto is entering the final stage of production at the Shkolnoe mine where development and exploration are simultaneously establishing the reserves of the lower horizons of the deposit. Due to the narrowness of the ore bodies in this underground operation the economic viability is decreasing. In order to compensate for the fall in production, in 2006 'Omchak' received a subsoil use licence and commenced pilot production of alluvial gold in adjacent regions to the Magadan Region, in the Republic of Sakha (Yakutia). Test works showed that the gold content in gold bearing sands here is 0.77-0.78 g/m³. It has been established that it is feasible to continue the production and exploration of alluvial gold on the territory of the Sakha Republic(Yakutia), bringing the volume of production to 3,000 – 4,000oz in 2007. Work is being commenced in order to prepare applications to receive new projects in this region.

Verhkne-Allinsky Deposit, Chita Oblast

The deposit was acquired by JV in June 2005. Exploration works carried out in 2006 resulted in 51 core holes with an overall volume of 4,745.5m drilled at the deposit. 500 core samples were taken and analysed. As a result of these works the "Zhila 2" ore body was identified and followed to a depth of 150m. The established intersections of the ore body have the following parameters: horizontal thickness – 0.4m with 12.6 g/t of gold, horizontal thickness – 0.4m containing 8.6 g/t of gold, horizontal thickness – 0.7m containing 9.5 g/t.

Bukhtinskaya & Kulinskaya Deposits

The deposits were acquired at the beginning of 2006 and during the year works were focused on geological exploration plans creation in order to conduct exploration and evaluation surveys. A geochemical survey of the deposit was commissioned.

Amur alluvial production

The Group operates a number of alluvial enterprises which exploit placer mines using dredging machinery and washing technology. These operations are usually carried out at the sites of the Group's operational and exploration activities which allows for additional profits for the company without major investment in infrastructure or detailed exploration works. In 2006 assets contributing to the Group's production in Amur region were:

- OAO "ZDP Koboldo" and ZAO "Amur-Dore" which together produced aggregated 10,500oz of gold. These two subsidiaries extract gold from alluvial deposits in the North East of the Amur Region in close proximity to the Tokur and Malomir deposits.

- OAO "Solovievskiy Mine", OOO "Nagima" and Rudnoye Joint Venture, operating not far from Pokrovskiy Rudnik, produced c.8,000oz of gold.

Rudnoye Joint Venture

In May 2006 exploration was mainly finished at the Odolgo deposit, where the Group plans the construction of a small scale processing operation. A modular plant with gravitational beneficiation technology and methods of concentrate processing using intensive cyanidation is being constructed. First production of gold at the deposit is scheduled from the second half of 2007 at an approximate yearly rate of 10,000 – 15,000oz of gold.

Exploration & Development

Reserves & Resources

As usual, a full update on the Group's reserves and resources is intended to be published at the same time as its Annual Report and Accounts.

PHM Summary Schedule of Exploration Work				
Site	*Exploration mapping*	*Trenches*	*Drilling*	*Samples generated*
	km2	*m3*	*total length in m*	
Pokrovskiy Rudnik*	-	-	44,128	27,227
Flanks of Pokrovskiy deposit	-	30,634	23,113	18,475
Pioneer	16	166,404	36,470	46,357
Malomir	20	403,613	44,157	73,515
Other**	27	479,555	40,544	40,274
Yamalzoloto	15	73,449	50,494	5,082
Buryatia	13	1,564	-	162
Total:	**91**	**1,155,219**	**238,906**	**211,092**

** At Pokrovskiy Rudnik (Pokrovskiy and Pioneer deposits) operational exploration is being carried out by early production.*

*** Raslomniy, Voroshilovskiy, Izvestkovaya Sopka, Zheltunakskiy, Odolginskiy, Bryantinskiy, Adamikha, Gar II, Albinskiy, Uspenskiy, Sagurskiy, Osipkanskiy, Kera, Chelogor, B.Karaurak*

Assay Laboratories

- Blagoveshchensk laboratory – mineralogical (petrographic and mineralogical assaying of minerals) and semi-quantative spectrum ore analysis departments are being developed at this laboratory. Blagoveshensk laboratory is also a methodological centre providing recommendations and maintaining control of the entire Group's laboratory facilities.

- Pokrovoka laboratory – with the launch in April 2006 of the automated sample preparation complex – Hamersley (New Zealand), the laboratory capacity increased from 10,000 to 12,000 samples a month. The laboratory services the Pokrovka, Pokrovskiy flanks, Pioneer and Odolgo operations.

- Tokur laboratory – in 2006 the productivity of this laboratory has increase from 3,000 samples a month to 6,000 samples a month to serve the intensive work carried out on the Malomir deposit. The laboratory also performs analytical work for Tokur, Malomir and Voroshilovskoye geological exploration programmes.

- Labitnangi chemical laboratory – with 3,000 samples/month productivity for assay sampling and 5,000 samples/month for semi-quantative spectrum analysis ore analysis provides support for geological exploration works at Yamalzoloto operations.

100% of sample analysis from all Group's deposits is carried out at the Group's own laboratories. Results are received within one month from taking the sample at the geological exploration site.

A provision has been made for bringing the Amur Region laboratories to a productivity of 300,000 samples a year in 2007 for assay samples. A construction of a new spectrum analysis laboratory for 300,000 samples a year has been commissioned at the end of 2006.

OOO "NPGF Regis"

In 2006 the Group continued development of its own geological exploration company OOO "NPGF Regis". With the use of modern drilling apparatus, excavation equipment and qualified specialists the Company was able to achieve the following in 2006:

- Deep drilling (core and percussion) – 64,170 m
- Shallow (structure) drilling – 32,988 m
- Trenching – 908,225 м3
- Geophysics – 96.3 km2

NPGF Regis has a fully qualified staff of geologists and mining surveyors, modern geological-surveying equipment using GPS systems and its own group of geologists who are specialists in computer modeling. All of the work to develop geological exploration is carried out with the intention of providing a high standard of work, but at the same time minimising expenses.

Engineering design

During 2006 the Group put together a team of highly qualified specialists of 400 people (ZAO "PHM Engineering" and OJSC "Irgiredmet").

Design and research and development work in 2006 was focused on: expansion and reconstruction of the RIP plant, design of spectral department of central analytical laboratory, design project for development of deep horizons of the Main ore body of Pokrovskiy deposit, development of technology and process procedure for treatment of primary ores of Pokrovskiy deposit, feasibility evaluation of the investments in a development of gold deposit Pioneer, and pilot tests of technology for oxidised ore of gold deposit Pioneer.

The engineering design department also maintained a technical supervision of construction works maintained by the construction department of the Group.

Main Construction

Almost all construction works at the Group's properties in 2006 were carried out by OOO "Kapstroi" – the Group's 100% owned construction company. The Company employs 700 workers and in 2006 it accomplished work for 584.5 mln roubles net of VAT at the following projects of the Group: Pokrovskiy Rudnik, Malomir, Pioneer, OAO "ZDP Koboldo", OOO "Odolgo".

Corporate affairs

Effective from 14th July 2006, Dr Pavel Maslovsky, Deputy Chairman of PHM, also took on the role of Chief Operating Officer, reflecting his increasing role in the day to day management of the operations and the construction and development of future operations. The Deputy Finance Director, Mr. Andrey Maruta, became Finance Director. Mr. Philip Leatham, who had been the non-executive Finance Director, remains on the board as a non-executive director. Mr. Alexei Maslovsky, Treasurer of PHM, also took on the role of Business Development Director from Mr. Jay Hambro. Jay Hambro gave up his executive duties with PHM in order to become Chief Executive of Aricom plc but remained a non-executive director.

In October 2006 the Group acquired an 80% equity holding in OJSC "Irgiredmet" for a cash consideration of US$40m, one of Russia's best known laboratory research and scientific consulting companies based in Irkutsk. The Company provides a range of services in the testing, development and optimisation of gold, precious metal and diamond projects. This acquisition provides PHM with additional laboratory capacity, intellectual capital and experience, the ability to optimise existing mining operations and a project pipeline for the future which will help a successful completion of the Group's ambitious targets. .

The Group's average realised gold price at Pokrovskiy for 2006 was US$586/oz, up 33% against that achieved in 2005. The Rouble strengthened against the Dollar by c.9% during the period and was RUR26.33/US$ at 31 December 2006 (RUR28.78/US$ - 31/12/05). The Group has a policy of no long term gold forward sales or hedging

- Ends -

Enquiries:

Alya Samokhvalova / Marianna Adams

Director of External Communications, Peter Hambro Mining +44 (0)20 7201 8900

David Simonson / Tom Randell

Merlin +44 (0)20 7653 6620

END